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Filed by City National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Civic BanCorp
Commission File No. 000-13287

Date: November 19, 2001

    Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between City National and Civic, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about City National's and Civic's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of City National's and Civic's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

    The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City National and Civic may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Civic may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City National's and Civic's markets; (10) the concentration of City National's and Civic's operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

    Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City National's and Civic's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

    All written and oral forward-looking statements contained in this filing concerning the proposed transaction or other matters attributable to City National or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

    The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (213-347-2646) or to Civic, Secretary, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

    Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

    The following is included in this filing:

    The Merger Release
    CNB Colleague Q&A
    Investor/Analyst Alert

[CITYNATIONAL CORPORATION LETTERHEAD]

CONTACTS:

CITY NATIONAL CORPORATION
Frank Pekny 310/888-6700 (Financial/Investors)
Cary Walker 213/833-4715 (Media)
Ian Campbell / Abernathy MacGregor Group 213-630-6550

CIVIC BANCORP
Herbert C. Foster 510/836-6500

FOR IMMEDIATE RELEASE

CITY NATIONAL CORPORATON TO ACQUIRE CIVIC BANCORP,
DOUBLING ITS ASSETS IN BAY AREA

Civic's Management Team to Remain with City National

    LOS ANGELES, November 19, 2001—City National Corporation (NYSE: CYN), parent company of City National Bank, and Civic BanCorp (NASDAQ: CIVC), parent of CivicBank of Commerce, today announced a definitive agreement for the acquisition of Civic by City National in a transaction currently valued at $113 million in cash and stock. Civic is one of the Bay Area's leading independent business banks, with offices throughout the East Bay and assets of $510 million, loans of $375 million and deposits of $443 million as of September 30, 2001.

City National Corporation to Acquire Civic BanCorp, Doubling Its Assets in Bay Area

    Assuming the transaction closes in the first quarter of 2002, and excluding any revenue enhancements, City National expects the transaction to be accretive to its GAAP and cash earnings per share in 2002.

    "We are very pleased that Civic's talented management team and outstanding clients and shareholders will be joining City National," said City National CEO Russell Goldsmith. "During the last two years, City National Bank has steadily expanded in the San Francisco Bay Area, and this combination will bring our Bay Area assets to $1 billion while extending our platform for growth in a measured and focused way in the world's 18th largest economy.

    "Civic's clear identity as a commercial bank, primarily in the East Bay, strongly complements our private and business banking presence on the Peninsula and our new commercial banking center in Walnut Creek," Goldsmith added.

    Herbert C. Foster, Civic's President and Chief Executive Officer, who will join City National as its Northern California East Bay Area Executive, said: "This is an excellent fit of two relationship-based banks. The combination of Civic with California's premier private and business bank will allow our clients to continue their established relationships with our bankers—while giving them access to an even broader array of financial products, services and capabilities. We are optimistic that these broader capabilities will enable us to do more for our clients and to win a greater share of their business."

Terms of the Transaction

    Under terms of the agreement, each of the 5.3 million shares of Civic stock will be exchanged—at each shareholder's election—either for cash of $20.25 per share or for an amount of City National stock based on the average per share price of City National common stock for a 10-day trading period immediately prior to the closing. If this average price of City National stock is (1) between $37.56 - and $50.82 per share, each share of Civic stock may be exchanged for 0.4582 of a share of City National stock, (2) less than $37.56 per share, the exchange ratio will equal $17.21 divided by the average price of City National stock, and (3) greater than $50.82, the exchange ratio will equal $23.29 divided by the average price of City National stock. Since each Civic shareholder may elect to receive cash, stock or a combination of both, these elections may have to be pro-rated to ensure that between 47% and 53.5% of the total consideration is paid in City National stock. City National common stock received by Civic shareholders is expected to qualify as a tax-free exchange.

    The completion of the transaction is subject to regulatory and Civic shareholder approval. The two companies' boards of directors have approved the transaction.

About Civic

    CivicBank of Commerce, a subsidiary of Civic Bancorp (NASDQ: CIVC), serves companies, their owners and the professional community through 10 offices throughout the Bay Area, including its headquarters in Oakland. Sixty percent of its $375-million loan portfolio is comprised of commercial loans, and it has no technology loans.

About City National Corporation

    City National Corporation, whose shares are traded on the New York Stock Exchange, has $9.8 billion in assets. The company's wholly owned subsidiary, City National Bank, provides banking, trust and investment services through 50 offices in 10 counties across California. For more information about City National, visit its Web site at www.cnb.com.

Conference Call

    A call with analysts and investors will be held at 11:30 a.m., Eastern Standard Time, on Monday, November 19, 2001 to review this announcement. A live webcast of this call may be accessed through a link on City National's website at www.cnb.com, or at http://www.vcall.com/NASApp/VCall/EventPage?ID=79823. The call will be archived on the website and available for replay beginning approximately one hour after the live call ends.

* * *

    Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between City National and Civic, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about City National's and Civic's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of City National's and Civic's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

    The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City National and Civic may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Civic may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8)

the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City National's and Civic's markets; (10) the concentration of City National's and Civic's operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

    Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City National's and Civic's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

    All written and oral forward-looking statements contained in this news release concerning the proposed transaction or other matters attributable to City National, Civic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

    The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (310-888-6000) or to Secretary, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

    Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

CITY NATIONAL / CIVIC
AT-A-GLANCE

	At or for the Period Ended Sept. 30, 2001
($ in millions)	City National	Civic
Total Assets	$9,786	$510
Equity	$875	$58
Market Capitalization (11/16/01)	$2,039	$82
Net Income (9 months '01)	$107.4	$3.8
Total Deposits	$7,400	$443
Total Loans	$6,758	$375
Commercial Loans to Total Loans	44%	60%
Construction Loans to Total Loans	9%	2%
NPAs/Total Loans	0.59%	1.25%
Reserves/Loans	2.00%	1.86%
Reserves/NPAs	342%	148%
Net Interest Margin (3Q)	5.28%	5.27%
Cash Efficiency Ratio (3Q)	49.5%	66.6%
Offices in East Bay Area	1	8
Total Banking Offices	50	10

[Logo of CivicBank of Commerce]

CNB COLLEAGUE Q&A

  •
  What's the nature of the transaction between City National Corp. and Civic Bancorp?

  •
  Why did City National Corp. purchase this bank at this time?

  •
  What do I do if I get a question about the transaction from a client of Civic Bank?

  •
  How many branches does Civic Bank have, where are they, and will any of them change?

  •
  Do you expect consolidation and job reductions? When will these decisions be made?

  •
  What will happen to Civic Bank management?

  •
  Will Civic Bank staff be eligible to apply for open positions at City National Bank?

  •
  If I have more questions in the weeks ahead, how do I get them answered?

  •
  How will this acquisition affect Civic Bank's clients?

1)    What's the nature of the transaction between City National Corp. and Civic Bancorp?
Civic Bancorp will be acquired by City National Corp. for about $113 million. Approximately 50% of the total consideration will be paid in City National Corp. common stock and 50% in cash. Subject to regulatory and shareholder approval, we expect the transaction to close in the first quarter of 2002.

2)    Why did City National Corp. purchase this bank at this time?
First: why this bank? Civic Bank of Commerce fits our strategy of acquiring companies that are built on personal relationships with entrepreneurs and affluent individuals in California. This transaction adds to the critical mass of our Bay Area business and private banking operations, and it makes available to Civic Bank's clients a much broader array of banking, trust and investment services. Second: why now? We are committed to the Bay Area markets, and there are few opportunities as good as this one. Despite its current economic challenges, the Bay Area region is one of the largest economies in the entire world. We want to be in a position to share in its long-term growth.

3)    What do I do if I get a question about the transaction from a client of Civic Bank?
This is a terrific opportunity not only for both companies, but their clients as well. You have every reason to express your enthusiasm for the combination and our desire to retain their business following the completion of the transaction. Please assure them that Civic Bank will continue to handle their accounts during the transition period. Ask them to contact their current account officer with questions about their accounts. Obviously, we want to retain Civic Bank's clients and its relationship managers. To that end, we intend to make the transition as seamless as we can.

4)    How many branches does Civic Bank have, where are they, and will any of them change?
Civic Bank serves its clients through 10 Northern California offices, including 9 branches, in Oakland, San Francisco, San Leandro, Palo Alto, Fremont, Rossmoor, Antioch, Concord and Walnut Creek. We're not prepared yet to address specific questions about possible office or personnel changes.

5)    Do you expect consolidation and job reductions? When will these decisions be made?
Some operations likely will be consolidated and staffing reduced, particularly in administrative areas. However, we're not yet prepared to address specific questions about possible office or personnel changes.

6)    What will happen to Civic Bank management?
A critical part of our strategy is to retain virtually all of Civic Bank's core management team, including Herb Foster. All of them will play important roles in our Northern California activities.

7)    Will Civic Bank staff be eligible to apply for open positions at City National Bank?
Yes. We will invite interested and qualified colleagues from Civic Bank and City National Bank to apply for open positions. Copies of City National Bank's weekly Job Posting Bulletin will be sent to the Human Resources Department of Civic Bank so that their colleagues are made aware of those positions open within City National Bank. Job postings are also available at our web site at http://www.CNB.com and on InfoLink.

8)    If I have more questions in the weeks ahead, how do I get them answered?
If you have any additional questions, please ask your branch or department manager. If they don't know the answer, they'll try to get it for you. You also can expect to receive information from management, as it becomes available.

9)    How will this acquisition affect Civic Bank's clients?
Ultimately, it will make available to them a much broader array of products and services. Meanwhile, we're going to make every effort to ensure that this transition is invisible to the clients of both Civic Bank and City National Bank. For now, we want to encourage Civic Bank's clients, in particular, to continue to bank with us just as they've always done. They should approach their relationship manager with any questions. We will inform colleagues and clients well in advance of any changes.

    The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in public reports filed by City National and Civic with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (213-347-2646) or to Secretary, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500). Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

INVESTOR/ANALYST ALERT
INVESTOR/ANALYST TELECONFERENCE
to discuss City National's acquisition of Civic BanCorp
with:
Russell Goldsmith, CEO, City National Corporation
Frank Pekny, CFO, City National Corporation
Herbert Foster, President and CEO, Civic BanCorp
 Monday, November 19, 2001
11:30 AM (EST)
To participate in the teleconference please dial:
 1-877-888-3855
Access Code: 9465
Please call at least 15 minutes
before the conference is set to begin.
This conference call also will be webcast.
To hear the live or archived call via the Internet, go to: www.cnb.com
To hear the archived call via telephone, call 1-877-605-9299

Contact:	Daniel Hilley, Abernathy MacGregor Group 213-630-6550

QuickLinks

CITY NATIONAL CORPORATON TO ACQUIRE CIVIC BANCORP, DOUBLING ITS ASSETS IN BAY AREA Civic's Management Team to Remain with City National
CITY NATIONAL / CIVIC AT-A-GLANCE